ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

<u>Cash flows provided by operating activities</u>		
Net Income	$	229,543
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		8,146
Fixed asset write-off disposal		462
Change in accounts receivable		(38,400)
Change in prepaid expenses		(20,136)
Change in deposits		1,232
Change in accounts payable		7,353
Change in deferred revenue		40,000
Change in accrued liabilities		(1,441)
Net cash provided in operating activities		226,759
Cash flows used in investing activities		
Purchase of fixed assets		(4,527)
Cost of website		(22,918)
Net cash used in investing activities		(27,445)
Cash flows used by financing activities		
Member contributions		97,000
Member distributions		(100,000)
Net cash used by financing activities		(3,000)
Net increase in cash and cash equivalents balance		196,314
Beginning cash and cash equivalents balance		51,980
Ending cash and cash equivalents balance	$	248,294

See accompanying notes.